UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

MOLSON COORS BREWING COMPANY

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Class of Securities)

60871R 10 0

60871R 20 9

(CUSIP Number)

John K. Coors and Peter H. Coors, Co-Chairmen

Adolph Coors Company LLC

2120 Carey Avenue, Suite 412

Cheyenne, Wyoming 82001

with a copy to:

Natalie K. Winegar, Legal Counsel

Adolph Coors Company LLC

2120 Carey Avenue, Suite 412

Cheyenne, Wyoming 82001

(307) 635-0710

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60871R 10 0 60871R 20 9

1	Names of Reporting Persons: Adolph Coors Company LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 21,522,798 shares of Class B Common Stock

	8	Shared Voting Power: 5,044,534 shares of Class A Common Stock

	9	Sole Dispositive Power: 2,520,000 shares of Class A Common Stock 21,522,798 shares of Class B Common Stock

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,044,534 shares of Class A Common Stock 24,042,798 shares of Class B Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 92.7% of the outstanding shares of Class A Common Stock (2) 11.3% of the outstanding shares of Class B Common Stock (3)

14	Type of Reporting Person (See Instructions): 00 (4)

(1)         Includes 2,520,000 shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), which are convertible into shares of Class B Common Stock, $0.01 par value per share (the “Class B Common Stock”), pursuant to the Restated Certificate of Incorporation of Molson Coors Brewing Company, a Delaware corporation (the “Company”), on a one-for-one basis, subject to certain limitations.

(2)         This calculation is based on 5,439,854 shares of Class A Common Stock outstanding as of February 9, 2017, as reported in the Annual Report on Form 10-K (the “Report”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 14, 2017, which for purposes of this Schedule 13D/A, includes all shares of Class A Common Stock and Class A Exchangeable Shares (as defined herein).

(3)         This calculation is based on 212,044,164 (as adjusted to reflect the issuance of 2,520,000 shares of Class B Common Stock upon conversion of 2,520,000 shares of Class A Common Stock) shares of Class B Common Stock outstanding as of February 9, 2017, as reported in the Report filed by the Company with the Commission on February 14, 2017, which for purposes of this Schedule 13D/A, includes all shares of Class B Common Stock and Class B Exchangeable Shares (as defined herein).

(4)         The Reporting Person is a limited liability company organized under the laws of the State of Wyoming.

CUSIP No. 60871R 10 0 60871R 20 9

1	Names of Reporting Persons: Adolph Coors, Jr. Trust dated September 12, 1969

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds (See Instructions):

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Wyoming

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 5,830,000 shares of Class B Common Stock

	8	Shared Voting Power: 5,044,534 shares of Class A Common Stock

	9	Sole Dispositive Power: 2,520,000 shares of Class A Common Stock 5,830,000 shares of Class B Common Stock

	10	Shared Dispositive Power: -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,044,534 shares of Class A Common Stock 8,350,000 shares of Class B Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13	Percent of Class Represented by Amount in Row (11): 92.7% of the outstanding shares of Class A Common Stock (2) 3.9% of the outstanding shares of Class B Common Stock (3)

14	Type of Reporting Person (See Instructions): 00 (4)

(1)         Includes 2,520,000 shares of Class A Common Stock, which are convertible into shares of Class B Common Stock pursuant to the Restated Certificate of Incorporation of the Company on a one-for-one basis, subject to certain limitations.

(2)         This calculation is based on 5,439,854 shares of Class A Common Stock outstanding as of February 9, 2017, as reported in the Report filed by the Company with the Commission on February 14, 2017, which for purposes of this Schedule 13D/A, includes all shares of Class A Common Stock and Class A Exchangeable Shares.

(3)         This calculation is based on 212,044,164 (as adjusted to reflect the issuance of 2,520,000 shares of Class B Common Stock upon conversion of 2,520,000 shares of Class A Common Stock) shares of Class B Common Stock outstanding as of February 9, 2017, as reported in the Report filed by the Company with the Commission on February 14, 2017, which for purposes of this Schedule 13D/A, includes all shares of Class B Common Stock and Class B Exchangeable Shares.

(4)         The Reporting Person is a trust administered under the laws of the State of Wyoming.

Explanatory Note

This Amendment No. 6 (this “Amendment”) amends, supplements and combines the Schedule 13D filed on February 22, 2005, by the Adolph Coors, Jr. Trust dated September 12, 1969 (the “Adolph Coors Jr. Trust”), as amended and supplemented by Amendment No. 1 filed on August 1, 2006, by Adolph Coors Company LLC, a Wyoming limited liability company (the “LLC”), as trustee of the Adolph Coors Jr. Trust, Amendment No. 3 filed on February 14, 2014, by the LLC, Amendment No. 4 filed by the LLC on February 26, 2015, and Amendment No. 5 filed by the LLC on February 24, 2016 (as so amended, the “Class A Original Schedule 13D”); and the Schedule 13D filed on February 22, 2005, by Keystone Financing LLC, a Delaware limited liability company (prior to its dissolution on July 10, 2006) and wholly-owned by the Coors Family Trusts (as such term is defined below) (“Keystone”), as amended and supplemented by Amendment No. 1 filed on July 12, 2005, by Keystone, and Amendment No. 2 filed on August 1, 2006, by the LLC, as trustee of the Coors Family Trusts (as defined below) (as so amended, the “Class B Original Schedule 13D” and with the Class A Original Schedule 13D, collectively, the “Original Schedule 13D,” as further amended, supplemented and combined by this Amendment, the “Schedule 13D”), by the LLC, as trustee of:  (i) the Adolph Coors Jr. Trust, (ii) the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended) (the “Augusta Coors Collbran Trust”), (iii) the Bertha Coors Munroe Trust B dated July 5, 1946 (as further amended) (the “Bertha Coors Munroe Trust B”), (iv) the Herman F. Coors Trust dated July 5, 1946 (as further amended) (the “Herman F. Coors Trust”), (v) the Louise Coors Porter Trust dated July 5, 1946 (as further amended) (the “Louise Coors Porter Trust”), (vi) the Grover C. Coors Trust dated August 7, 1952 (the “Grover C. Coors Trust”), and (vii) the May Kistler Coors Trust dated September 24, 1965 (the “May Kistler Coors Trust” and collectively with the Adolph Coors, Jr. Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust B, the Herman F. Coors Trust, the Louise Coors Porter Trust and the Grover C. Coors Trust, the “Coors Family Trusts”); and relates to the beneficial ownership of shares of Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”), and shares of Class B Common Stock, $0.01 par value per share (“Class B Common Stock” and with the Class A Common Stock, the “Common Stock”), of Molson Coors Brewing Company, a Delaware corporation (the “Company”).

This Amendment is being filed on behalf of the LLC and the Adolph Coors Jr. Trust as the reporting persons (collectively, the “Reporting Persons”) identified on the cover pages of this Amendment. The purpose of this Amendment is to report changes in the number of shares of Class B Common Stock pledged by the Reporting Persons. This Amendment does not constitute an admission that the changes reported herein are “material” or that this Amendment is required to be filed. Unless otherwise indicated, all capitalized terms used herein shall have the meanings previously set forth in the Original Schedule 13D and, unless amended hereby, all information previously filed remains in effect.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as set forth below:

“Voting Agreement

Items 3 and 5 are incorporated herein by reference.

Voting Trust Agreements

The Adolph Coors Jr. Trust, Pentland, Subco and the Canadian Trustee entered into the Canadian Voting Trust Agreement with respect to the Class A Exchangeable Shares owned by Pentland and Subco following the completion of the merger.  The Adolph Coors Jr. Trust, Pentland and the U.S. Trustee entered into the U.S. Voting Trust Agreement with respect to the Class A Common Stock owned by the Adolph Coors Jr. Trust and Pentland following the completion of the merger. The Voting Trust Agreements provide that other members of the Molson family group or Coors family group, each as defined in the Voting Trust Agreements, may become parties to these agreements from time to time. Each of the Voting Trust Agreements is incorporated by reference to Exhibit 99.2 and Exhibit 99.3, respectively. Each of the Voting Trust Agreements contains substantially identical terms.

The Adolph Coors Jr. Trust, Pentland and Subco entered into the Voting Trust Agreements in order to secure their respective obligations to vote the Class A Common Stock beneficially owned by the Adolph Coors Jr.

Trust and Pentland; and the Class A Exchangeable Shares owned by Pentland and Subco in the manner agreed upon in the Voting Agreement and more generally to combine their voting power over the Class A Common Stock and the Class A Exchangeable Shares owned by them.  The shares of Class A Common Stock and the Class A Exchangeable Shares deposited with the Trustees, will be voted as a block by the U.S. Trustee and the Canadian Trustee, respectively, as follows:

•                                          All securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting in favor of director nominees that have been nominated by the nominating committee of the Board of Directors of the Company or the Class A-M or Class A-C Nominating Subcommittees (as such subcommittees exist under the Company’s Restated Certificate of Incorporation) of the Board of Directors of the Company, and against any other director nominees;

•                                          If the representative of the Molson family beneficiaries or the representative of the Coors family beneficiaries under the Voting Trust Agreements so instructs the Trustees, the Trustees will vote at any Company stockholder meeting all securities subject to the Voting Trust Agreements in favor of the removal of a director nominated or appointed by the Class A-M Nominating Subcommittee of the Board of Directors of the Company or the Class A-C Nominating Subcommittee of the Board of Directors of the Company, respectively, from the Board of Directors of the Company; the Trustees will otherwise vote at any Company stockholder meeting all the shares against a removal of those directors;

•                                          Unless the representatives of both the Molson family group beneficiaries and the Coors family group beneficiaries under the Voting Trust Agreements instruct the Trustees to vote otherwise, all securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting in accordance with the recommendation of the Board of Directors of the Company with respect to any other proposal at any Company stockholder meeting to remove a director from the Board of Directors of the Company;

•                                          With respect to all corporate matters other than those described above relating to the election and removal of directors and those described below relating to the Class A Exchangeable Shares, all securities subject to the Voting Trust Agreements will be voted at any Company stockholder meeting against the approval of any matter unless the Trustees receive instructions from the representatives of both the Molson family beneficiaries and the Coors family beneficiaries under the Voting Trust Agreements to vote in favor of the approval of the matter; and

•                                          If the holders of Class A Exchangeable Shares (in their capacity as shareholders of Exchangeco and not in their capacity as indirect holders of voting rights with respect to the Company) are required to vote on certain proposals that would materially adversely affect the terms of either class of exchangeable shares of Exchangeco or modify or terminate a voting and exchange trust agreement between the Company and Exchangeco, then the Class A Exchangeable Shares will be voted against any proposal if the representative of the Molson family group, has instructed the Trustees to vote against the proposal (even if the representative of the Molson family group has otherwise forfeited the right to provide instructions to the Trustees as described below).

The LLC, as sole trustee of the Adolph Coors Jr. Trust, is the representative to act on behalf of the beneficiaries of the Coors family group and Pentland is the representative to act on behalf of the beneficiaries of the Molson family group under the Voting Trust Agreements. Pentland will forfeit the right to provide instructions to the Trustees with respect to any of the above matters other than as indicated above if Pentland and any other beneficiary of the Molson family group cease to beneficially own, in the aggregate, a number of shares of Class A Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 3,379,552 shares of the Class A Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares outstanding on the date of the completion of the merger, of which at least 1,650,000 shares must be Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. Similarly, the LLC, as sole trustee of the Adolph Coors Jr. Trust, will forfeit the right to provide instructions to the Trustees with respect to the above matters other than as indicated above if the Adolph Coors Jr. Trust and any other beneficiaries of the Coors family group cease to beneficially own, in the aggregate, a number of shares of Class A Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transaction) equal to at least 5,069,328 shares of Class A

Common Stock, Class B Common Stock, Class A Exchangeable Shares and Class B Exchangeable Shares outstanding on the date of the completion of the merger, of which at least 1,650,000 shares must be Class A Common Stock (and/or Class A Exchangeable Shares) subject to the Voting Trust Agreements. In the event of a forfeiture by either family of the above rights, the U.S. Trustee or Canadian Trustee, as applicable, under the Voting Trust Agreements will vote all shares at the direction of the representative of the other family acting on its own. If both families forfeit the above rights, the Voting Trust Agreements will terminate.

The Voting Trust Agreements also contain restrictions on the transfer of the securities subject to the Voting Trust Agreements.  A Molson family beneficiary or a Coors family beneficiary under the Voting Trust Agreements may transfer its interest in securities subject to the Voting Trust Agreements to any other beneficiary under the relevant Voting Trust Agreements or to members of its family group, so long as the transferee is or becomes a party to the Voting Trust Agreements with respect to such transferred securities. Shares of Class A Common Stock and Class A Exchangeable Shares subject to the Voting Trust Agreements must be converted into shares of Class B Common Stock (or Class B Exchangeable Shares, as applicable) before they can be transferred to any persons that are not beneficiaries under the Voting Trust Agreements or members of the Molson or Coors family groups. Any shares of Class A Common Stock and Class A Exchangeable Shares so converted will no longer be subject to the Voting Trust Agreements.

The Voting Trust Agreements prohibit any Molson family beneficiary from transferring its interest in shares of Class A Common Stock and Class A Exchangeable Shares subject to the Voting Trust Agreements to a third party (or converting these shares into shares of Class B Common Stock or Class B Exchangeable Shares) if the remaining shares subject to the Voting Trust Agreements would constitute less than 50.1% of the aggregate voting power of the outstanding shares of Class A Common Stock and Class A Exchangeable Shares, unless prior to the proposed transfer or conversion, the number of shares of the Coors family beneficiaries subject to the Voting Trust Agreements, is less than 2,520,000 (as adjusted for any stock split, recapitalization, reclassification, reorganization or similar transactions).

Each of Pentland and any other Molson family group beneficiary, and the Adolph Coors Jr. Trust and any other Coors family beneficiary who become parties to the Voting Trust Agreements is also prohibited from transferring its interest in shares of Class A Common Stock and Class A Exchangeable Shares subject to the Voting Trust Agreements if, as a result of the transfer, the right of holders of shares of Class B Common Stock or the right of holders of Class B Exchangeable Shares to convert into shares of Class A Common Stock or Class A Exchangeable Shares, respectively, in limited circumstances relating to specified offers which are not made to holders of Class B Common Stock or Class B Exchangeable Shares would be triggered. The Trustees under these Voting Trust Agreements are authorized, unless both family group beneficiaries give instructions to the contrary, in the event of such specified offers, to deliver a notice providing the Company with adequate assurances that the family group beneficiaries will not participate in the specified offers.

The foregoing descriptions of the U.S. Voting Trust Agreement and the Canadian Voting Trust Agreement are qualified in their entirety by reference to the full and complete text of the U.S. Voting Trust Agreement and the Canadian Voting Trust Agreement, which are filed herewith as Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference.

Registration Rights Agreement

The Registration Rights Agreement provides that the beneficiaries of the Voting Trust Agreements and the Other Molson Stockholders, as well as members of the Coors family group and the Molson family group, collectively referred to as the “eligible stockholders,” that propose to sell Registrable Securities (as defined below) may request that the Company effect the registration on Form S-3 or other available form under the Securities Act and, if applicable, a Canadian prospectus under the Canadian securities laws and the multi-jurisdictional disclosure system. Upon receipt of such a request, the Company is required to promptly give written notice of such requested registration to all holders of registrable securities and, thereafter, to use its reasonable best efforts to effect such a registration of all registrable securities which it has been requested to register pursuant to the terms of the Registration Rights Agreement. The Company may choose to register such stock pursuant to a U.S. and Canadian shelf registration statement. Each beneficiary representative under the Voting Trust Agreements and each Other Molson Stockholder is eligible to request no more than five registrations. The Company will not be required to effect such registration if such requests relate to a sale of less than $25 million of Registrable Securities.

The term “Registrable Securities” means Class B Common Stock issued or issuable upon conversion of Class A Common Stock, Class B Exchangeable Shares, or Class A Exchangeable Shares or other Class B Common Stock, held by eligible stockholders.

If an eligible stockholder requests registration of any of its Registrable Securities, the Company is required to prepare and file a registration statement with the Commission as soon as possible, and no later than 90 days after receipt of the request.

The Company will pay all of its expenses and the expenses of the eligible stockholders, other than underwriting discounts and selling commissions of the seller, in connection with the successfully effected registrations requested.

The eligible stockholders may request that any offering requested by them under the Registration Rights Agreement be an underwritten offering. The eligible stockholders may also select one or more underwriters to administer the requested offering, but the selection of underwriters will be subject to approval, which approval will not be unreasonably withheld, by the Company.

The Registration Rights Agreement also provides that, with certain exceptions, the eligible stockholders will have certain piggy-back registration rights.

The Registration Rights Agreement will terminate as to an eligible stockholder on the earliest of the date on which the sale of the securities of such eligible stockholder subject to the Registration Rights Agreement do not require registration under the United States securities laws or are subject to limitations under Rule 144 promulgated under the Securities Act, would not be a distribution under Canadian securities law, or the date upon which there are no holders of registrable securities that have not been sold to the public.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full and complete text of the Registration Rights Agreement, which is filed herewith as Exhibit 99.4 and incorporated herein by reference.

Loan Agreement

As of March 7, 2017, a total of 8,331,000 shares of Class B Common Stock beneficially owned by the LLC have been pledged as collateral security for guaranty of repayment of a loan made by a bank to ACC Financing LLC, a Delaware limited liability company (“ACC Financing”). The sole members (directly and indirectly) of ACC Financing are limited liability companies wholly owned by respective Coors Family Trusts. This pledge is evidenced by customary security agreement and other loan agreements to secure the collateral pledged thereunder. The terms of the loan require the pledged shares of Class B Common Stock to meet minimum value requirements in respect of the size of the loan, which could result in additional of shares of Class B Common Stock being pledged if the value of the Class B Common Stock decreases.

On December 9, 2016, 3,135,000 shares of Class B Common Stock beneficially owned by the Adolph Coors Jr. Trust were pledged as collateral for guaranty of repayment of a loan made by a bank to the Adolph Coors Jr. Trust; and 2,565,000 shares of Class B Common Stock beneficially owned by the May Kistler Coors Trust were pledged as collateral for guaranty of repayment of a loan made by a bank to the May Kistler Coors Trust. The pledges are evidenced by customary collateral agreements and other loan agreements to secure the collateral pledged thereunder. The terms of the loans require the pledged shares of Class B Common Stock to meet minimum value requirements in respect of the size of the loans, which could result in additional of shares of Class B Common Stock being pledged if the value of the Class B Common Stock decreases.

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company.  The following, however, describes certain relationships between and among the LLC, the Coors Family Trusts, and the individuals identified on Schedule A attached hereto.

As of March 7, 2017, the shares of Class A Common Stock and Class B Common Stock held (directly and indirectly) by each of the Coors Family Trusts is summarized as follows:

Identity	Number of Shares of Class A Common Stock		Percent of Outstanding Class A Common Stock (1)		Number of Shares of Class B Common Stock		Percent of Outstanding Class B Common Stock (2)
Adolph Coors Company LLC (3)(4)		(4)(5)		(4)(5)	350,000	(4)	*	(4)
Adolph Coors Jr. Trust (3)(6)	2,520,000	(5)	46.2	%(5)	5,830,000	(7)	2.8%
Augusta Coors Collbran Trust (3)(8)	—		—		1,716,860	(9)	*
Bertha Coors Munroe Trust B (3)(10)	—		—		2,015,472	(11)	*
Grover C. Coors Trust (3)(12)	—		—		2,226,846	(13)	1.1%
Herman F. Coors Trust (3)(14)	—		—		2,899,000	(15)	1.4%
Louise Coors Porter Trust (3)(16)	—		—		1,354,660	(17)	*
May Kistler Coors Trust (3)(18)	—		—		5,129,960	(19)	2.4%
TOTAL	2,520,000	(5)	46.2	%(5)	21,522,798	(20)	10.3	%(20)

*	Less than one percent.

(1)

Based on 5,449,887 shares of Class A Common Stock outstanding as of February 9, 2017, as reported in the Annual Report on Form 10-K filed by the Company with the Commission on February 14, 2017, which includes all shares of Class A Common Stock and Class A Exchangeable Shares.

(2)

Based on 209,524,164 shares of Class B Common Stock outstanding as of February 9, 2017, as reported in the Annual Report on Form 10-K filed by the Company with the Commission on February 14, 2017, which includes all shares of Class B Common Stock and Class B Exchangeable Shares.

(3)	The LLC as trustee of the Coors Family Trusts is deemed to be the beneficial owner of all shares of Class A Common Stock and Class B Common Stock held by the Coors Family Trusts.

(4)	Does not include 2,520,000 shares of Class A Common Stock beneficially owned by the LLC or 21,172,798 shares of Class B Common Stock beneficially owned by the LLC.

(5)

Does not include 1,857,224 Class A Exchangeable Shares and 252 shares of Class A Common Stock held by Pentland, and 667,058 Class A Exchangeable Shares held by Subco, which the LLC and the Adolph Coors Jr. Trust may be deemed to be the beneficial owner of pursuant to the Voting Trust Agreements.

(6)

Includes 2,112,500 shares of Class B Common Stock held by Adolph LLC, a Wyoming limited liability company (“Adolph LLC”). All of the membership interests of Adolph LLC are beneficially owned by Adolph Coors Company LLC as trustee of the Adolph Coors, Jr. Trust dated September 12, 1969 (the “Adolph LLC Member”), and Adolph LLC is member managed by the Adolph LLC Member.

(7)

Includes 1,217,000 shares of Class B Common Stock pledged by Adolph LLC as collateral security for guaranty of the repayment of a loan made by a bank to ACC Financing LLC, a Delaware limited liability company (“ACC Financing”) and 3,135,000 shares of Class B Common Stock pledged by Adolph LLC Member as collateral security for guaranty of the repayment of a loan made by a bank to Adolph LLC Member.

(8)

Includes 1,602,200 shares of Class B Common Stock held by Augusta LLC, a Wyoming limited liability company (“Augusta LLC”). All of the membership interests of Augusta LLC are beneficially owned by Adolph Coors Company LLC as trustee of the Augusta Coors Collbran Trust dated July 5, 1946 (as further amended) (the “Augusta LLC Member”), and Augusta LLC is member managed by the Augusta LLC Member.

(9)	Includes 1,217,000 shares of Class B Common Stock pledged by Augusta LLC as collateral security for guaranty of the repayment of a loan made by a bank to ACC Financing.

(10)

Includes 1,602,200 shares of Class B Common Stock held by Bertha B LLC, a Wyoming limited liability company (“Bertha B LLC”). All of the membership interests of Bertha B LLC are beneficially owned by Adolph Coors Company LLC as trustee of the Bertha Coors Munroe Trust B dated July 5, 1946 (as further amended) (the “Bertha B LLC Member”), and Bertha B LLC is member managed by the Bertha B LLC Member.

(11)	Includes 1,217,000 shares of Class B Common Stock pledged by Bertha B LLC as collateral security for guaranty of the repayment of a loan made by a bank to ACC Financing.

(12)

Includes 2,112,500 shares of Class B Common Stock held by Grover LLC, a Wyoming limited liability company (“Grover LLC”). All of the membership interests of Grover LLC are beneficially owned by Adolph Coors Company LLC as trustee of the Grover C. Coors Trust dated August 7, 1952 (the “Grover LLC Member”), and Grover LLC is member managed by the Grover LLC Member.

(13)	Includes 1,217,000 shares of Class B Common Stock pledged by Grover LLC as collateral security for guaranty of the repayment of a loan made by a bank to ACC Financing.

(14)

Includes 1,602,200 shares of Class B Common Stock held by Herman LLC, a Wyoming limited liability company (“Herman LLC”). All of the membership interests of Herman LLC are beneficially owned by Adolph Coors Company LLC as trustee of the Herman F. Coors Trust dated July 5, 1946 (as further amended) (the “Herman LLC Member”), and Herman LLC is member managed by the Herman LLC Member.

(15)	Includes 1,217,000 shares of Class B Common Stock pledged by Herman LLC as collateral security for guaranty of the repayment of a loan made by a bank to ACC Financing.

(16)

Includes 1,354,660 shares of Class B Common Stock held by Louise LLC, a Wyoming limited liability company (“Louise LLC”). All of the membership interests of Louise LLC are beneficially owned by Adolph Coors Company LLC as trustee of the Louise Coors Porter Trust dated July 5, 1946 (as further amended) (the “Louise LLC Member”), and Louise LLC is member managed by the Louise LLC Member.

(17)	Includes 1,029,000 shares of Class B Common Stock pledged by Louise LLC as collateral security for guaranty of the repayment of a loan made by a bank to ACC Financing.

(18)

Includes 2,112,500 shares of Class B Common Stock held by May LLC, a Wyoming limited liability company (“May LLC”). All of the membership interests of May LLC are beneficially owned by Adolph Coors Company LLC as trustee of the May Kistler Coors Trust dated September 24, 1965 (the “May LLC Member”), and May LLC is member managed by the May LLC Member.

(19)

Includes 1,217,000 shares of Class B Common Stock pledged by May LLC as collateral security for the repayment of a loan made by a bank to ACC Financing and 2,565,000 shares of Class B Common Stock pledged by May LLC Member as collateral security for the repayment of a loan made by a bank to May LLC Member.

(20)	Does not include shares of Class B Common Stock issuable upon conversion of shares of Class A Common Stock.

Pursuant to the Operating Agreement of the LLC, each of the Coors Family Trusts are administered and managed by a Trust Committee consisting of three to five LLC Directors whose actions and decisions are final and binding, and constitute the actions and decisions of all LLC Directors as if the LLC Directors had so acted or decided, except that the LLC Directors have the limited power and authority to act or decide for a Trust Committee only if:

(i)                                     the Trust Committee is unable to act or decide and makes a formal appeal to the LLC Directors to resolve the matter, or if the matter involves a legally required act or decision, no formal appeal is necessary for the LLC Directors to so act or decide when the Trust Committee is unable to do so; and

(ii)                                  the act or decision of a Trust Committee with respect to investment of an individual trust’s assets is in conflict with the investment strategy and best interests of the Coors Family Trusts as a whole as reflected in the investment strategy of the other Trust Committees.

The shares of Class B Common Stock held by Adolph LLC, Augusta LLC, Bertha B LLC, Grover LLC, Herman LLC, Louise LLC, and May LLC (collectively, the “Trust LLCs”), are beneficially owned by the LLC as trustee of the members of each of the Trust LLCs.”

Item 7.                                                         Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

“Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated March 7, 2017, between Adolph Coors Company LLC and the Adolph Coors Jr. Trust dated September 12, 1969.

2	Power of Attorney dated March 6, 2017.

99.1

Voting Agreement dated as of February 2, 2005, by and among Pentland Securities (1981) Inc., 4280661 Canada Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005 with respect to the Class A Common Stock of Molson Coors Brewing Company by the Adolph Coors, Jr. Trust.)

99.2

Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement dated as of February 9, 2005, by and among Wilmington Trust Company, Pentland Securities (1981) Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005 with respect to the Class A Common Stock of Molson Coors Brewing Company by the Adolph Coors, Jr. Trust.)

99.3

Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement dated as of February 9, 2005, by and among the Royal Trust Company, Pentland Securities (1981) Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005).

99.4

Registration Rights Agreement dated as of February 9, 2005, by and among Molson Coors Brewing Company (formerly known as Adolph Coors Company), Pentland Securities (1981) Inc., the Adolph Coors, Jr. Trust dated September 12, 1969, and the other parties thereto. (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Molson Coors Brewing Company with the Commission on February 15, 2005).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2017	ADOLPH COORS COMPANY LLC

	By:	/s/ Natalie K. Winegar
Natalie K. Winegar, Attorney-In-Fact

Date: March 7, 2017	ADOLPH COORS JR. TRUST

	By:	Adolph Coors Company LLC, as Trustee

		By:	/s/ Natalie K. Winegar
Natalie K. Winegar, Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated March 7, 2017, between Adolph Coors Company LLC and the Adolph Coors Jr. Trust dated September 12, 1969.

2	Power of Attorney dated March 6, 2017.

99.1

Voting Agreement dated as of February 2, 2005, by and among Pentland Securities (1981) Inc., 4280661 Canada Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005 with respect to the Class A Common Stock of Molson Coors Brewing Company by the Adolph Coors, Jr. Trust.)

99.2

Class A Common Stock Molson Coors Brewing Company Voting Trust Agreement dated as of February 9, 2005, by and among Wilmington Trust Company, Pentland Securities (1981) Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005 with respect to the Class A Common Stock of Molson Coors Brewing Company by the Adolph Coors, Jr. Trust.)

99.3

Class A Exchangeable Shares Molson Coors Canada Inc. Voting Trust Agreement dated as of February 9, 2005, by and among the Royal Trust Company, Pentland Securities (1981) Inc., and the Adolph Coors, Jr. Trust dated September 12, 1969. (Incorporated by reference to Exhibit 99.3 to the Schedule 13D filed by Adolph Coors, Jr. Trust dated September 12, 1969 with the Commission on February 22, 2005).

99.4

Registration Rights Agreement dated as of February 9, 2005, by and among Molson Coors Brewing Company (formerly known as Adolph Coors Company), Pentland Securities (1981) Inc., the Adolph Coors, Jr. Trust dated September 12, 1969, and the other parties thereto. (Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Molson Coors Brewing Company with the Commission on February 15, 2005).

Schedule A

Board of Directors

of

Adolph Coors Company LLC

Name*	Present Principal Occupation	Business Name, Address and Principal Business (unless noted otherwise)

Jeffrey H. Coors	President	Fiskeby Holdings US LLC 14143 Denver West Parkway, Suite 400
Golden, CO 80401 (paperboard mill)

Peter H. Coors	Vice-Chairman of the Board	Molson Coors Brewing Company 311 Tenth Street
Golden, CO 80401 (beverage brewing)

John K. Coors	Chairman	CoorsTek, Inc. 14143 Denver West Parkway, Suite 400
Golden, CO 80401 (advanced materials technology)

J. Bradford Coors	Chief Executive Officer	AC Summit, LLC 1903 Wright Place Carlsbad, CA 92008 (imported hardwood plywood)

Melissa Coors Osborn	Executive Director	Adolph Coors Company LLC 2120 Carey Avenue, Suite 412 Cheyenne, WY 82001 (trust administration)

*                                         Each named person is a citizen of the United States of America.

Name*	Present Principal Occupation	Business Name, Address and Principal Business (unless noted otherwise)

Douglas M. Coors	President & Chief Executive Officer	AC Development Co., LLC 14143 Denver West Parkway, Suite 400 Golden, CO 80401 (real estate development)

Peter Joseph Coors	Brewing Manager for MillerCoors LLC and Member of the Board of Directors of Molson Coors Brewing Company	MillerCoors LLC 17735 West 32nd Avenue Golden, CO 80401 (beverage brewing)

Timothy I. Coors	Co-Chief Executive Officer	CoorsTek, Inc. 14143 Denver West Parkway, Suite 400 Golden, CO 80401 (advanced materials technologies)

Jonathan D. Coors	Co-Chief Executive Officer	CoorsTek, Inc. 14143 Denver West Parkway, Suite 400 Golden, CO 80401 (advanced materials technologies)

Darden K. Coors	Chief Executive Officer	AC Restaurant Co LLC 700 Twelfth Street, Suite 200 Golden, CO 80401 (fast casual restaurants)

Michael L. Coors	Co-Chief Executive Officer	CoorsTek, Inc. 14143 Denver West Parkway, Suite 400 Golden, CO 80401 (advanced materials technologies)

David S. Coors	GM Australia	Molson Coors Brewing Company 311 Tenth Street Golden, CO 80401 (beverage brewing)

Heidi Coors Robbins	Director of Marketing and Communications	CoorsTek LLC 14143 Denver West Parkway, Suite 400 Golden, CO 80401 (advanced materials technologies)

Andrew C. Coors	Chief Executive Officer, Division of Metals and Integrated Solutions	CoorsTek, Inc. 14143 Denver West Parkway, Suite 400 Golden, CO 80401 (advanced materials technologies)

*                                         Each named person is a citizen of the United States of America.